SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)


                             NutraMax Products, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    67061A30
                                -----------------
                                 (CUSIP Number)

                                David M. Schulte
                             Chilmark Fund II, L.P.
                            875 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 984-9711
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 1, 2000
                                   -----------
                          (Date of Event which Requires
                            Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 28 Pages
                         Exhibit Index Appears on Page 5

     This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed on September 22, 1997, as previously amended (the "Schedule 13D"), by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Pursuant to the Commitment Letter (as defined and described below), and subject to the terms and conditions thereof, Cape Ann has agreed to lend $8,100,000 to the Issuer. The source of the funds used to make the loan will be capital contributions from one or more of the members of Cape Ann.

Item 4. Purpose of Transaction.
        ----------------------

     On May 1, 2000, in connection with the filing by the Issuer and its subsidiaries (collectively, "NutraMax") of voluntary petitions under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), Cape Ann entered into a letter agreement, dated May 1, 2000, with the Issuer, Fleet National Bank, National Bank of Canada, The Sumitomo Bank, Limited, Senior Debt Portfolio, Peritus Capital Partners LLC ("Peritus") and Mr. Bernard Korman (the "Letter Agreement") and, together with Peritus and Mr. Korman (Cape Ann, Peritus and Mr. Korman are sometimes referred to, collectively, as the "Junior Subsequent DIP Lenders"), a commitment letter agreement, dated May 1, 2000, with the Issuer and each of its subsidiaries (the "Commitment Letter"). A copy of the Letter Agreement is attached hereto as Exhibit 11 and a copy of the Commitment Letter is attached hereto as Exhibit 12. The summary contained in this Amendment of certain provisions of the Letter Agreement and the Commitment Letter is not intended to be complete and is qualified in its entirety by reference to the Letter Agreement and the Commitment Letter, respectively, each of which is incorporated herein by reference.

     In the Letter Agreement, Cape Ann agreed to take necessary and appropriate actions to assist in the consummation of the reorganization of NutraMax under the Bankruptcy Code and not to (i) support or encourage any financial restructuring of NutraMax that is inconsistent with the plan of reorganization described in the Letter Agreement or (ii) object to, delay, impede or take any other action reasonably likely to prevent the consummation of such reorganization.

     In the Commitment Letter, and subject to the terms and conditions thereof, including the receipt of the requisite Bankruptcy Court approvals under the Bankruptcy Code, the Junior Subsequent DIP Lenders committed to provide NutraMax with an $18,000,000 junior secured superpriority debtor-in-possession credit facility (the "Junior Subsequent DIP Facility"). Cape Ann has agreed to provide $8,100,000 of this total facility.

     It is contemplated that NutraMax will propose a plan of reorganization (the "Plan") which will provide for, among other things, the distributions of rights ("Rights") to holders of Common Stock. Each Right will provide the holder thereof with the right to purchase its pro rata share of 100% of the new common stock ("Reorganized Common Stock") to be issued and outstanding upon effectiveness of the Plan. In connection with the effectiveness of the Plan, the existing Common Stock will be canceled and cease to represent an equity interest in the Issuer and will be replaced in its entirety by the Reorganized Common Stock. In addition, the Warrants previously described in the Schedule 13D will be canceled as part of the Plan, upon its effectiveness, and will be of no further force or effect.

     Under the Plan, upon its effectiveness, the Junior Subsequent DIP Facility will be repaid and satisfied by distributing to the Junior Subsequent DIP Lenders (a) 100% of the net proceeds that NutraMax receives from the exercise of Rights and (b) all of the Reorganized Common Stock for which holders of Rights have not subscribed.

     Cape Ann expects to exercise the Rights it receives in respect of its Common Stock.

     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ---------------------------------------------------------------------

     As described above, Cape Ann entered into the Letter Agreement and the Commitment Letter, which provide for, among other things, (x) certain restrictions on Cape Ann's actions with respect to its existing Common Stock, to the extent such actions might delay, impede or prevent consummation of the Plan, and (y) Cape Ann's potential acquisition of Reorganized Common Stock in satisfaction of the Junior Subsequent DIP Facility.

Item 7. Material to be filed as Exhibits.
        --------------------------------

        Exhibit 11 - Letter Agreement, dated May 1, 2000, among the Issuer,
                     Fleet National Bank, National Bank of Canada, The Sumitomo Bank, Limited, Senior Debt Portfolio, Cape Ann, Peritus and Mr. Korman

        Exhibit 12 - Commitment Letter Agreement, dated May 1, 2000 between
                     NutraMax and Cape Ann, Peritus and Mr. Korman

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: May 3, 2000

                                              Cape Ann Investors, L.L.C.


                                              By:   /s/ David Schulte
                                                  --------------------------
                                                  Name:  David Schulte
                                                  Title:  President

                                              Chilmark Fund II, L.P.

                                              By:  Chilmark II, L.L.C.


                                              By:   /s/ David Schulte
                                                  --------------------------
                                                  Name:  David Schulte
                                                  Title:  President

                                              Chilmark II, L.L.C.


                                              By:   /s/ David Schulte
                                                  --------------------------
                                                  Name:  David Schulte
                                                  Title:  President

                                              Chilmark Partners, L.L.C.


                                              By:   /s/ David Schulte
                                                  --------------------------
                                                  Name:  David Schulte
                                                  Title:  Managing Member


                                                    /s/ David Schulte
                                              ------------------------------
                                                               David Schulte

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                 Page
Number       Description                                                Number
-------      -----------                                                ------

 1           Joint Filing Agreement, dated September 19, 1997,             *
             among the Reporting Persons.

 2           Stock Purchase Agreement.                                     *

 3           Amendment No. 1.                                              *

 4           Form of Share Purchase Agreement, dated as of                 *
             September 18, 1997.

 5           October Agreement.                                            *

 6           Amendment to October Agreement.                               *

 7           August 1998 Amendment to Stock Purchase Agreement.            *

 8           Purchases of Common Stock during the Sixty Days               *
             Leading up to and including August 31, 1998.

 9           1998 Superseding Agreement                                    *

10           Letter Agreement regarding the determination                  *
             of the Exercise Price of the Warrants


11           Letter Agreement, dated May 1, 2000, among the                6
             Issuer, Fleet National Bank, National Bank of
             Canada, The Sumitomo Bank, Limited, Senior Debt
             Portfolio, Cape Ann, Peritus and Mr. Korman

12           Commitment Letter Agreement, dated May 1, 2000               15
             between NutraMax and Cape Ann, Peritus and
             Mr. Korman


--------

* previously filed